Exhibit 99.1

FOAMIX PHARMACEUTICALS LTD.

2 Holzman Street, Weizmann Science Park
Rehovot, Israel

November 24, 2014

________________________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 29, 2014
________________________________

Dear Shareholders:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders, or the Meeting, of Foamix Pharmaceuticals Ltd., or the Company, to be held at 3:00 p.m. (Israel time) on Monday, December 29, 2014, at our offices located at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel.

The Meeting is being called for the following purposes:

(1)	to ratify the election of each of Messrs. Rex Bright, Darrell Rigel and Stanly Stern as external directors of the Company, each for a period of three years commencing as of the date of the Meeting;

(2)
to approve (a) a one-time grant of options to purchase 48,000 of the Company’s ordinary shares, par value NIS 0.16 each, or ordinary shares, to the Chairman of the Board, Mr. Meir Eini, at an exercise price equal to the average closing price of our ordinary shares during the 30 trading days prior to the grant date and vesting over three years in equal parts at each anniversary of the grant date; (b) a one-time grant of options to purchase 24,000 of the Company’s ordinary shares to each of our directors (excluding the Chairman of the Board), on the same terms, and (c) a one-time grant of 3,000 additional options to each director serving as a member of our audit committee or compensation committee, on the same terms. All options are subject to the terms and conditions of the Company’s 2009 Israeli Share Option Plan. These grants are consistent with our compensation policy.

(3)	to approve, in accordance with the Articles of Association of the Company, that the Board may consist of up to 9 (nine) members.

Our Board of Directors recommends that you vote “FOR” each of the above proposals, that are described in the attached Proxy Statement.

Shareholders of record at the close of business on Tuesday, December 9, 2014 are entitled to notice of and to vote at the Meeting.

Shareholders who do not expect to attend the Meeting in person are kindly requested to mark, date, sign and mail the enclosed proxy card as promptly as possible to our address below, c/o CFO. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 48 hours prior to the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card. An electronic copy of the enclosed proxy materials will also be available for viewing at the “Investor Relations” section of our website, www.foamix.co.il. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on the date of this notice at the registered office of the Company at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).

Sincerely, /s/ Meir Eini Meir Eini Chairman of the Board of Directors

FOAMIX PHARMACEUTICALS LTD.

2 Holzman Street, Weizmann Science Park
Rehovot, Israel

__________________________

PROXY STATEMENT
__________________________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Foamix Pharmaceuticals Ltd., to which we refer as Foamix or the Company, to be voted at an Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of the Meeting. The Meeting will be held at 3:00 p.m. (Israel time) on Monday, December 29, 2014, at our offices located at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel.

This Proxy Statement, the attached Notice of  the Meeting and the enclosed proxy card are being made available to holders of Foamix ordinary shares, on or about November 24, 2014.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Tuesday, December 9, 2014, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	to ratify the election of each of Messrs. Rex Bright, Darrell Rigel and Stanly Stern as external directors of the Company, each for a period of three years commencing as of the date of the Meeting.

(2)
to approve (a) a one-time grant of options to purchase 48,000 of the Company’s ordinary shares, par value NIS 0.16 each, or ordinary shares, to the Chairman of the Board, Mr. Meir Eini, at an exercise price equal to the average closing price of our ordinary shares during the 30 trading days prior to the grant date and vesting over three years in equal parts at each anniversary of the grant date; (b) a one-time grant of options to purchase 24,000 of the Company’s ordinary shares to each of our directors (excluding the Chairman of the Board), on the same terms, and (c) a one-time grant of 3,000 additional options to each director serving as a member of our audit committee or compensation committee, on the same terms. All options are subject to the terms and conditions of the Company’s 2009 Israeli Share Option Plan. These grants are consistent with our compensation policy.

(3)	to approve, in accordance with the Articles of Association of the Company, that the Board may consist of up to 9 (nine) members.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On November 1, 2014, we had 22,443,934 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, Tuesday, December 9, 2014, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week to the same day, time and place, unless such day shall fall on a statutory holiday (either in Israel or in the United States), in which case the meeting will be adjourned to the first business days afterwards. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of Each of the Proposals

Approval of each of the above proposals requires the majority of the voting power present and voting at the Meeting (or at any adjournment thereof).

In addition, the approval of Proposal 1 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●
approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of Proposal 1, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder for purposes of Proposal 1 if it holds or controls, by itself or together with others, 50% or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

We are unaware of any shareholders that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of Proposal 1.

A “personal interest” of a shareholder, for purposes of Proposal 1, includes the interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer, but excludes (a) a personal interest that does not derive from a shareholder’s ties with a controlling shareholder; and (b) an interest arising solely from the ownership of ordinary shares of the Company.  In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on all Proposals; however, with respect to Proposal 1, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) if such shareholder has a personal interest. Since it is highly unlikely that any of our public shareholders has a personal interest in Proposal 1 and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder and has no personal interest with respect to Proposal 1. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on Proposal 1, you should indicate the existence of a personal interest on the enclosed proxy card and should furthermore contact our Chief Financial Officer, Ilan Hadar, at ilan.hadar@foamixpharma.com, who will advise you as to how to submit your vote for that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest in the approval of either proposal, you may also contact the representative managing your account, who could then contact our Chief Financial Officer on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you may request the transfer agent to send you these proxy materials. The offices of Continental Stock Transfer & Trust Company are at 17 Battery Place, 8th Floor, New York, NY 10004, and their contract person for this matter is Jeanne Schaffer, jschaffer@continentalstock.com. If you are a shareholder of record, you may also print out a copy of the proxy card from the “Investor Relations” section of our website, www.foamix.co.il. The proxy card provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person and you may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our Chief Financial Officer via e-mail to ilan.hadar@foamixpharma.com, by mail, to 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, c/o CFO, or via fax no. +972-8-9474356. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. We will generally not be able to count a proxy card unless we receive it at our principal executive offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, or our registrar and transfer agent receives it in the enclosed envelope not later than forty-eight (48) hours before the time fixed for the Meeting (that is, on Saturday, December 27, 2014).

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the instructions to direct your broker, trustee or nominee how to vote your shares. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board. However, in the case of a voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”) if you do not provide voting instructions. In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Tuesday, December 9, 2014. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Tuesday, December 9, 2014, or which appear in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, LLC of New York, New York, you are considered, with respect to those shares, the shareholder of record. As the shareholder of record, you have the right to grant your voting proxy directly to the Chief Financial Officer of the Company (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are made available to shareholders on or about November 24, 2014. Certain officers, directors, employees or agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” section of our Company’s website, www.foamix.co.il. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of November 1, 2014 by (i) each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares; (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or the SEC, and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table and the related footnotes, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of November 1, 2014 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially is based on 22,443,934 ordinary shares outstanding as of November 1, 2014. The beneficial ownership data provided below is based solely on information available to our Company and, in the case of major shareholders, has not been verified further. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Unless otherwise noted below, each shareholder’s address is c/o Foamix Pharmaceuticals Ltd., 2 Holzman Street, Weizmann Science Park, Rehovot, Israel.

	Number and Percentage of Ordinary Shares Beneficially Owned
Name	Number	Percent
5% or Greater Shareholders (other than directors and executive officers)
Tamarkin Medical Innovation Ltd.(1).	2,943,783	13.1%
Meir Eini Holdings Ltd.(2)	3,008,641	13.4%
Amos and Daughters Investments and Properties Ltd.(3)	1,839,701	8.0%
Benny Shabtai(4)	1,352,542	6.0%
Rosa Alba Commerce & Investments Ltd.(5)	1,188,309	5.2%
Directors and Executive Officers
Dov Tamarkin(6)	2,943,783	13.1%
Meir Eini(7)	3,008,641	13.4%
Chaim Chizic(8)	1,188,309	5.2%
Stanley Hirsch(9)	231,172	1.0%
David Schuz(10)	68,750	*
Mitchell Shirvan(11)	21,875	*
Ilan Hadar(12)	21,875	*
David Domzalski(13)	18,750	*
Alvin Howard(14)	12,500	*
Herman Ellman(15)	6,250	*
Rex Bright	—	—
Darrell Rigel	—	—
Stanley Stern	—	—
All Directors and Executive Officers as a Group(16)	7,521,905	32.88%

*	Less than 1%

(1)
Consists of (i) 2,941,689 ordinary shares; and (ii) 2,094 ordinary shares issuable upon exercise of outstanding warrants at a price of $5.04 per share. The address of Tamarkin Medical Innovation Ltd. is 537 Har Hila St., Modiin-Maccabim-Reut 7179901, Israel.

(2)
Consists of (i) 2,987,781 ordinary shares; and (ii) 20,860 ordinary shares issuable upon exercise of outstanding warrants at a price of $5.04 per share. The address of Meir Eini Holdings Ltd. is 2 Hashaked St., Ness-Ziona 7408711, Israel.

(3)
Consists of (i) 1,362,982 ordinary shares; (ii) 342,344 ordinary shares issuable upon exercise of outstanding warrants at a price of $5.04 per share; and (iii) 134,375 ordinary shares issuable to Eri Stimatzky, the beneficial owner of Amos and Daughters Investments and Properties Ltd., upon exercise of outstanding options at a price of $1.92 per share. The address of Amos and Daughters Investments and Properties Ltd. is 5 Nahardea St., Tel-Aviv 6423505, Israel, c/o Eri Stimatzky.

(4)
Consists of (i) 1,268,154 ordinary shares; and (ii) 84,388 ordinary shares issuable upon exercise of outstanding warrants at a price of $5.04 per share. The address of Benny Shabtai is 100 South Point Drive, Apt. 2505, Miami Beach, Florida 33139, USA.

(5)
Consists of (i) 370,857 ordinary shares; (ii) 69,919 ordinary shares issuable upon exercise of outstanding warrants at a price of $5.04 per share; (iii) 488,540 ordinary shares held by Chaim and Dalia Chizic, the beneficial owners of Rosa Alba Commerce & Investments Ltd.; (iv) 196,493 ordinary shares issuable upon exercise of outstanding warrants held by Chaim and Dalia Chizic at a price of $5.04 per share and (v) 62,500 ordinary shares issuable upon exercise of outstanding options held by Chaim Chizic at a price of $1.92 per share. The address of Rosa Alba Commerce and Investments Ltd. is 1 Jabotinsky St., POB 91, Ramat-Gan 521002, Israel, c/o Chaim Chizic.

(6)	Consists of the shares held by Tamarkin Medical Innovation Ltd., a company beneficially owned by Dov Tamarkin, as set out in note (1) above.

(7)	Consists of the shares held by Meir Eini Holdings Ltd., a company beneficially owned by Meir Eini, as set out in note (2) above.

(8)	Consists of the shares and warrants held by Rosa Alba Commerce & Investments Ltd. and by Chaim and Dalia Chizic, as set out in note (5) above

(9)
Consists of (i) 12,448 ordinary shares; (ii) 6,224 ordinary shares issuable upon exercise of outstanding warrants at a price of $5.04 per share; and (iii) 212,500 ordinary shares issuable to ZEAS Technology and Science Management Ltd., a company beneficially owned by Stanley Hirsch, upon exercise of outstanding options at a price of $0.62 per share.

(10)	Consists of 68,750 ordinary shares issuable upon exercise of outstanding options at a price of $1.92 per share.

(11)	Consists of 21,875 ordinary shares issuable upon exercise of outstanding options at a price of $1.92 per share.

(12)	Consists of 21,875 ordinary shares issuable upon exercise of outstanding options at a price of $1.92 per share.

(13)	Consists of 18,750 ordinary shares issuable upon exercise of outstanding options at a price of $7.98 per share.

(14)	Consists of 12,500 ordinary shares issuable upon exercise of outstanding options at a price of $7.98 per share.

(15)	Consists of 6,250 ordinary shares issuable upon exercise of outstanding options at a price of $7.98 per share.

(16)	Consists of 13 persons.

PROPOSAL 1
RATIFICATION OF ELECTION OF EXTERNAL DIRECTORS

Background

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies”, including companies with shares listed on the NASDAQ Global Market, are required to elect at least two external directors who meet the qualification requirements in the Companies Law. The initial election of external directors should be made by a general meeting of the shareholders within three months following the completion of a company’s initial public offering.

A person may not serve as an external director of a company if the person is a relative of a controlling shareholder of the company or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinated, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of: (1) the company; or (2) any person or entity controlling the company on the date of such appointment; or (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by the company or by the company’s controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in a company, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term “affiliation” includes: (i) an employment relationship, (ii) a business or professional relationship maintained on a regular basis (excluding insignificant relationships), (iii) control, and (iv) service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.  The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant; spouse’s descendant, sibling and parent; and the spouse of each of the foregoing.  The term “office holder” is defined as a general manager (chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, a director or manager directly subordinated to the general manager.

In addition, a person may not serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise, and that at least one external director must have financial and accounting expertise.  A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand the Company’s financial statements and initiate debate regarding the manner in which the financial information is presented. The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in one of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for additional three-year terms, provided that certain conditions are satisfied and that either (i) his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company; or (ii) his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described below with respect to the election of our external directors).

The term of office for external directors of Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described below with respect to the election of our external directors). Prior to the reelection of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her fiduciary duty to the company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her office, has ceased to meet the statutory qualifications for his or her appointment, has violated his or her fiduciary duty to the company, or has been convicted by a court outside Israel of certain offenses detailed in the Companies Law.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

Prior to our initial public offering, our shareholders approved the election of Messrs. Rex Bright, Darrell Rigel and Stanly Stern as directors in anticipation of designating them as external directors subject to the required ratification of such designation by the general meeting following the offering. All of our external directors are required to serve on our audit committee and compensation committee, and at least one external director is required to serve on each additional committee our Board may further establish and which is authorized to exercise the powers of the Board. If their election is ratified at the Meeting, Mr. Darrell Rigel will continue to serve as chairman of our compensation committee and as a member of our audit committee, Mr. Stanley Stern will continue to serve as chairman of our audit committee and a member of our compensation committee, and Mr. Rex Bright will continue to serve as a member of the audit committee and compensation committee.

The Board has determined that each of Messrs. Rex Bright, Darrell Rigel and Stanly Stern satisfies the external director requirements under the Companies Law, as well as the independent director requirements under the NASDAQ Listing Rules and the SEC’s audit committee rules.

The nominees for ratification as external directors are:

Rex Bright joined our board of directors immediately prior to our initial public offering. Mr. Bright has held CEO positions in the health care industry for the past 20 years. Mr. Bright was the co-founder and CEO of SkinMedica, a specialty pharmaceutical business, that was later acquired by Allergan. Mr. Bright has worked in executive positions for Johnson & Johnson and GlaxoSmithKline. Mr. Bright holds a B.A. in Business Administration and Marketing from Drury College, Springfield, Missouri.

Darrell Rigel, joined our board of directors immediately prior to our initial public offering. Dr. Rigel is a Clinical Professor of Dermatology at the New York University Medical School, an Adjunct Clinical Professor of Dermatology at the Mount Sinai School of Medicine, as well as attending at the Tisch and Bellevue Hospitals in New York. Dr. Rigel has served, among other things, as president of the American Academy of Dermatology, president of the American Society for Dermatological Surgery, and president of the American Dermatological Association. Dr. Rigel holds an SB in Management Information Sciences and an SM in Management Information Science from the Massachusetts Institute of Technology and an M.D. from the George Washington University School of Medicine.

Stanley Stern joined our board of directors immediately prior to our initial public offering. Mr. Stern has 30 years of experience as an investment banker, working for Salomon Brothers, Oppenheimer & Co, STI Ventures and C.E. Unterberg. In 2013, Mr. Stern founded Alnitak Capital Partners which provides strategic advice and conducts merchant banking activities. Mr. Stern has also served as chairman of the board, chairman of the audit committee and a member of the board in several companies, including Audiocodes Inc., Given Imaging, Fundtech Inc and Tucows, Inc. Mr. Stern holds a B.A. in Economics and Accounting from City University of New York, Queens College, and an M.B.A. from Harvard University.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

●
“RESOLVED, to ratify the election of each of Messrs. Rex Bright, Darrell Rigel and Stanly Stern as external directors of the Company, each for a period of three years commencing as of the date of the Meeting;"

The ratification of each of the nominees above will be voted upon separately at the Meeting.

Required Majority

Approval of Proposal 1 requires a special majority as discussed in “—Vote Required for Approval of Each of the Proposals” above.  Please further refer to that section for instructions as to how to vote in the event that you possess a personal interest in the approval of Proposal 1.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 1.

PROPOSAL 2
GRANT OF OPTIONS TO OUR DIRECTORS

Background

The Companies Law provides that the compensation of a company’s directors requires shareholder approval. This includes cash compensation as well as compensation in the form of equity awards.

As approved by our shareholders prior to our initial public offering, the annual compensation payable to our directors, including executive, non-executive and external directors, consists of (i) an annual fee of $33,000, and (ii) a participation fee per meeting, based on the guidelines of the Israeli Companies Law, as applied to external directors of companies that are publicly traded in foreign jurisdictions.

In addition to the above cash components we propose to compensate our directors with equity awards. We believe that such equity awards are consistent with our compensation policy and its objectives, including (i) aligning the directors interests with the Company’s and the shareholders interests and incentivizing our directors to create long term economic value to the Company, (ii) creating fair and reasonable incentives, considering the company’s size, characteristics and type of activity, (iii) creating a proper balance between fixed and variable compensation components and rewards for both short term and long term results contributing to sustainable business performance over time, and (iv) rewarding the directors for their added value to the Company given their credentials, expertise and experience and in light of the scope of the roles and responsibilities they have assumed, including as chairmen and members of board committees.

Accordingly, we propose to grant our Chairman of the Board, Mr. Meir Eini, a one-time grant of options to purchase 48,000 ordinary shares at an exercise price equal to the average closing price of our ordinary shares during the 30 trading days prior to the grant date and vesting over three years in equal parts at each anniversary of the grant date. We further propose to grant each of our other directors (excluding the Chairman of the Board), a one-time grant of options to purchase 24,000 ordinary shares plus additional options to purchase 3,000 ordinary shares to each director serving as a member of our audit committee or compensation committee, all at the same exercise price and vesting schedule as above. All options will be subject to the terms and conditions of the Company’s 2009 Israeli Share Option Plan.

The Companies Law provides that compensation of directors of a public company must generally be in line with that company’s compensation policy. The grant of Options pursuant to this Proposal 2 is consistent with our compensation policy, as approved by our shareholders on August 22, 2014.

Proposed Resolution

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, to approve (a) a one-time grant of options to purchase 48,000 of the Company’s ordinary shares, par value NIS 0.16 each, or ordinary shares, to the Chairman of the Board, Mr. Meir Eini, at an exercise price equal to the average closing price of our ordinary shares during the 30 trading days prior to the grant date and vesting over three years in equal parts at each anniversary of the grant date; (b) a one-time grant of options to purchase 24,000 of the Company’s ordinary shares to each of our directors, (excluding the Chairman of the Board), on the same terms, and (c) a one-time grant of 3,000 additional options to each director serving as a member of our audit committee or compensation committee, on the same terms. All options are subject to the terms and conditions of the Company’s 2009 Israeli Share Option Plan.”

Required Majority

Approval of Proposal 2 requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 2.

PROPOSAL 3
INCREASING SIZE OF BOARD TO NINE MEMBERS

Background

Section 17.1 of the Company’s articles of association, as approved by the shareholders in their meeting of August 22, 2014, stipulates that unless otherwise resolved by a resolution of a general meeting, the prescribed number of directors of the Company shall be between five (5) to nine (9), including the external directors, as may be fixed from time to time by the Board.

In their meeting of August 22, 2014, the shareholders resolved to increase the size of the Company’s Board so that the Board will comprise of up to seven directors.

Since the Board may appoint additional directors, we propose to approve that the Board will comprise of up to nine directors, as permitted by the articles of association, in order to accommodate such future appointments.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, to approve, in accordance with the Articles of Association of the Company, that the Board may consist of up to nine (9) members.”

Required Majority

Approval of Proposal 3 requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 3.

ADDITIONAL INFORMATION

The Company’s final prospectus from its initial public offering, filed with the SEC on September 19, 2014, is available for viewing and downloading on the SEC’s website at www.sec.gov, as well as under the Investor Relations section of the Company’s website at www.foamix.co.il.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: /s/ Meir Eini Meir Eini Chairman of the Board of Directors

Rehovot, Israel
November 24, 2014